EXHIBIT 11.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET LOSS

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2005	2004	2005
Loss from continuing operations	$(58,484)	$(26,569)	$(214,011)	$(383,629)
Dividends on preferred stock	(9,836)	(9,429)	(28,864)	(28,650)

Loss from continuing operations applicable to common stock for basic and diluted computations	(68,320)	(35,998)	(242,875)	(412,279)
Income (loss) from discontinued operations	509,140	(1,497)	537,250	(649)

Net income (loss) applicable to common stock for basic and diluted computations	$440,820	$(37,495)	$294,375	$(412,928)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	222,841	215,664	221,329	219,167

Per common share—basic and diluted:
Loss from continuing operations	$(0.31)	$(0.17)	$(1.10)	$(1.88)
Income (loss) from discontinued operations	2.29	—	2.43	—

Net income (loss)	$1.98	$(0.17)	$1.33	$(1.88)